UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bitstream Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

91736108
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois  60035
(201) 793-0515

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON Millennium Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON Highland Park Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON HPP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,856
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,207,856
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,856	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,906	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 amends the Schedule 13D filed by NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, HPP GP LLC and Trent Stedman on May 1, 2009, and as amended by the Schedule 13D/A filed on February 12, 2010, as amended by the Schedule 13D/A filed on March 12, 2010 relating to the Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Bitstream Inc. (the “Issuer”), as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND

This Item 2 is amended and restated to read as follows:

(a)
(i)	NV North American Opportunity Fund
(ii)	Millennium Group LLC
(iii)	Highland Park Partners Fund LP
(iv)	HPP GP LLC
(v)	Trent Stedman
(vi)	Thomas Patrick

Mr. Patrick and the other individuals and entities listed above are “Reporting Persons” and are party to that certain Joint Filing Agreement, attached as Exhibit A hereto.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D/A.  As a result of the distribution on April 9, 2010, following the filing of this Amendment No. 3, Highland Park Partners Fund LP and HPP GP LLC will no longer be Reporting Persons.

(b)
(i)	NV North American Opportunity Fund
(ii)	Millennium Group LLC
(iii)	Highland Park Partners Fund LP
(iv)	HPP GP LLC
(v)	Trent Stedman
(vi)	Thomas Patrick

799 Central Avenue
Suite 350
Highland Park, Illinois  60035

(c)  This Schedule 13D/A is being filed by and on behalf of NV North American Opportunity Fund and Highland Park Partners Fund LP, each of which is an investment fund; Millennium Group LLC and HPP GP LLC (the “General Partners”), the general partners of NV North American Opportunity Fund and Highland Park Partners Fund LP, respectively; Mr. Stedman, whose principal business is serving as a member of each of the General Partners; and Mr. Patrick, whose principal business is serving as a member of each of the General Partners and whose principal place of business and address is 799 Central Avenue, Suite 350, Highland Park, Illinois  60035.

(d)  No

(e)   No

(f)

(i)	NV North American Opportunity Fund, Cayman Islands
(ii)	Millennium Group LLC, Illinois
(iii)	Highland Park Partners Fund LP, Delaware
(iv)	HPP GP LLC, Delaware
(v)	Trent Stedman, United States of America
(vi)	Thomas Patrick, United States of America

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph:

Mr. Stedman and Mr. Patrick acquired Common Stock from Highland Park Partners Fund LP pursuant to a distribution as disclosed on this Schedule 13D/A under Item 5(c).  Neither Mr. Stedman nor Mr. Patrick paid any consideration for the shares of Common Stock received in such distribution.

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended to add the following paragraph:

On April 9, 2010, Highland Park Partners Fund LP distributed all of the 449,100 shares of the Issuer’s Common Stock that it directly beneficially owned, pro rata, to its partners, Mr. Stedman and Mr. Patrick. The purpose of the transaction was for Highland Park Partners Fund LP to distribute all of the shares of Common Stock that it directly beneficially owns in connection with disposing of all of its assets and dissolving.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)   As of the close of trading on April 22, 2010, giving effect to the dispositions described in paragraph (c) below, (i) NV North American Opportunity Fund directly beneficially owns 1,135,462 shares of Common Stock over which it has sole voting and dispositive power, (ii) Mr. Stedman directly beneficially owns 72,394 shares of Common Stock over which he has sole voting and dispositive power, (iii) Mr. Patrick directly beneficially owns 378,906 shares of Common Stock over which he has sole voting and dispositive power and (iv) Highland Park Partners Fund LP does not directly beneficially own any shares of Common Stock.   Millennium Group LLC is the investment manager of NV North American Opportunity Fund, and, as such, may be deemed to have sole voting and dispositive power over the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund. Mr. Stedman is a member of Millennium Group LLC. By virtue of his relationship to NV North American Opportunity Fund and Millennium Group LLC, Mr. Stedman may also be deemed to have sole voting and dispositive power over the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund, and accordingly, may be deemed to indirectly beneficially own such shares.  As a result, Mr. Stedman may be deemed to beneficially own a total of 1,207,856 shares of Common Stock.  Millennium Group LLC may be deemed to indirectly beneficially own certain of the shares of Common Stock directly beneficially owned (as that term is defined in Rule 13d-3 under the Act) by NV North American Opportunity Fund.  By virtue of his relationship with Millennium Group LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Common Stock of the Issuer. The 11.4% of Common Stock beneficially owned of by each of NV North American Opportunity Fund, HPP GP LLC and Millennium Group LLC, the 12.1% of Common Stock beneficially owned by Mr. Stedman, and the 3.8% of Common Stock beneficially owned by Mr. Patrick are based on 9,953,000 shares of Common Stock (which includes 90,000 unvested restricted shares with voting rights) that were outstanding as of March 31, 2010 (as set forth on the Issuer’s Form 10Q, filed on March 31, 2010 with the Securities and Exchange Commission).

(b)   The response to Item 5(a) is incorporated herein by reference.

(c)   On April 9, 2010, Highland Park Partners Fund LP distributed all of the 449,100 shares of the Issuer’s Common Stock that it directly beneficially owned, pro rata, to its partners, Trent Stedman and Thomas Patrick.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated to state as follows:

The undersigned are party to the Joint Filing Agreement filed as Exhibit A hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated to state as follows:

The Agreement as to Joint Filing of this Schedule 13D/A is filed as Exhibit A hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 21, 2010	NV North American Opportunity Fund By: Millennium Group LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	Millennium Group LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Member

Dated as of April 21, 2010	Highland Park Partners Fund LP By: HPP GP LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	HPP GP LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated as of April 22, 2010	/s/ Thomas Patrick
Thomas Patrick

Exhibit A
Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of April 21, 2010	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Member

Dated as of April 21, 2010	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated as of April 22, 2010	/s/ Thomas Patrick
Thomas Patrick